UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69983

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LEDGER CAPITAL MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

228 PARK AVENUE S
(No. and Street)

NEW YORK	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHELE SILVESTRO	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Freiberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LEDGER CAPITAL MARKETS, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. ___ Personally Known OR ✔ Produced Identification: Driver's License

State of Florida | County: Lee

RIK S MCCOY
Notary Public - State of Florida
Commission # HH 156934
Expires on July 22, 2025

Signature: Alexander Freiberg

Title: Chief Executive Officer 09/19/2022

Notary Public Rik S McCoy
Online Notary

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ledger Capital Markets, LLC

Report on Audit of Financial Statement

As of June 30, 2022

Ledger Capital Markets, LLC

As of June 30, 2022

Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Ledger Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ledger Capital Markets, LLC (the “Company”) as of June 30, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company’s auditor since 2022.

September 19, 2022

Statement of Financial Condition
June 30, 2022

ASSETS:	
Cash	$ 521,099
Contract assets	4,891,844
Other assets	10,192
TOTAL ASSETS	$ 5,423,135
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 15,095
TOTAL LIABILITIES	15,095
Member's equity	5,408,040
TOTAL MEMBER'S EQUITY	5,408,040
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,423,135

See accompanying notes to financial statement

Notes to Financial Statement
As of June 30, 2022

1. Organization and Nature of Business

Ledger Capital Markets, LLC (the "Company") is wholly owned by Ledger Investing, Inc. (the "Parent"). The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers advisory services associated with the structuring and placement of insurance-linked securities ("ILS Notes").

2. Summary of Significant Accounting Policies

Basis of Accounting
The Financial Statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash and equivalents. As of June 30, 2022, the Company had no cash equivalents.

Accounting of New Accounting Standards
In June 2016, the Financial Accounting Standards Board (FASB) amended the guidance on accounting for credit losses and has subsequently issued clarifications and improvements. The amended guidance requires measurement of all current expected credit losses for financial instruments and other commitments to extend credit held at the reporting date, such as accounts receivables and contract assets. Factors such as historical performance, current conditions, and reasonable and supportable forecasts, including expected write-offs of uncollectable receivables, are used to estimate expected credit losses. The Company adopted the new standard on its effective date of January 1, 2021 using a modified retrospective approach. There was no impact to opening member's equity at adoption on January 1, 2021 and the adoption did not have a material impact on the Company's financial position, results of operations, or cash flows.

Use of Estimates
The Company's Financial Statement is prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that effect the amounts reported in the Financial Statement and related notes for the period presented. Actual results could differ from management estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition and results of operations. The material estimate in which management believes changes could reasonably occur include the recognition of revenues associated with the Company's structuring and placement of ILS Notes.

Revenue Recognition
The Company recognizes revenue in conformity with the Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." Revenues are recognized when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The Company has agreements with third-party clients to provide advisory services related to the structuring and placement of ILS Notes that require the client pay a transaction fee to the Company based on the percentage of the quota share of gross written premiums received by the client under a reinsurance agreement. The Company's performances obligations are met and the Company is not entitled to compensation until the underlying reinsurance agreements are executed between the client and the ceding insurer, ILS Notes are placed, and an agreement is executed with the third-party client. Revenue for quota share agreements is based on estimated premium income provided by the ceding insurer. The estimated advisory fees recognized for quota share treaties is constrained to an amount that is probable to not have a significant negative adjustment. The estimated revenue and the constraint are evaluated as additional evidence of the ultimate amount of underlying risks to be covered is received over the 12 to 24 months following the effective date of the placement. For quota share treaties, advisory fees are billed as underlying insured risks attach to the reinsurance treaty, generally over 12 to 24 months. There was no revenue recognized for the period from January 1,2021 through June 30, 2022 from performance obligations satisfied in previous periods.

The expenses that are directly related to such transactions are recorded as incurred and presented within expenses when the Company is primarily responsible for fulfilling the promise of the arrangement. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and are recorded as reimbursed client expenses.

As of June 30, 2022 the Company had contract assets of $4,891,844. There was a contract asset outstanding as of January 1, 2021 of $417,602. Contract assets primarily relate to quota share reinsurance services for which the Company does not have the right to bill and collect until the underlying policies written by the ceding insurer attach to the treaty. There were no accounts receivable or contract liabilities as of January 1, 2021 or as of June 30, 2022.

The Company applies the practical expedient and therefore does not disclose the value of unsatisfied performance obligations for (1) contracts with original contract terms of one year or less and (2) contracts where the Company has the right to invoice for services performed, which there was none for the year ended June 30, 2022. There was no revenue recognized during the period from January 1, 2022 through June 30, 2022 related to performance obligations satisfied or partially satisfied in previous periods and there are no unsatisfied or partially satisfied performance obligations as of June 30, 2022.

$3,548,958 of revenue is related to ILS notes placed within an affiliated fund. Approximately 87% of revenue comes from 2 carriers.

Significant Judgments

The recognition and measurement of revenue from contracts with customers is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Costs to Obtain and Fulfill a Contract
Under the revenue recognition accounting standard, certain costs to obtain or fulfill a contract that were previously expensed as incurred can be capitalized. There were no costs capitalized during the period from January 1, 2021 through June 30, 2022.

Allowance for Credit Losses
The Company's policy for providing an allowance for credit losses on its accounts receivable and contract assets is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience, consideration of current conditions, and reasonable and supportable forecasts of economic conditions. There was no allowance for credit losses as of June 30, 2022 associated with the Company's accounts receivables and contract assets.

Income Taxes
All federal and state taxes based on the Company's taxable income (or loss) are accrued and paid by the Parent. A single member LLC that is disregarded for tax purposes generally is not severally liable for the current and deferred income taxes of its taxable owner provided that it maintains its separate and distinct corporate existence. Accordingly, while recognizing an allocation of current and deferred income taxes in the separate Financial Statement of a single member LLC would be acceptable, the Company does not believe it is required.

In December 2019, the FASB amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provide for consistent application of and simplify U.S. GAAP for other areas by clarifying and amending existing guidance. The Company adopted the amended guidance on its effective date of January 1, 2021 and each amendment will be applied on either a retrospective basis, modified retrospective basis, or prospective basis as required in accordance with the new standard. The adoption did not have a material impact on the Company's results of operations, financial condition or cash flows.

ASC Topic 740-10, *Accounting for uncertainty in income taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no significant uncertain tax positions at June 30, 2022.

3. Related Party Transactions
The Company and the Parent are party to a written Administrative Services Agreement ("ASA") under which the Parent agrees to provide services to and pay certain expenses on behalf of the Company. Such services include provision of office space and related office and communications equipment, personnel services and related benefit and insurance and payroll tax expenses, regulatory filing fees, and professional fees. Total expenses paid to the Parent pursuant to the ASA for the period from January 1, 2021 through June 30, 2022 were $278,786 and are included in compensation and benefits expenses, general and administrative expenses, and professional services expenses on the statement of operations. The Parent also owns Ledger ILS Managers, LLC, an investment management entity which operates the fund vehicle as fiduciary.

4. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of the minimum dollar net capital requirement of the reporting broker-dealer ($5,000) or 6 2/3% of aggregate indebtedness. The Rule also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1.

4. Net Capital Requirement (continued)

At June 30, 2022 the Company had net capital of $506,004 which was $501,004 in excess of its required net capital of $5,000, the amount required by the SEC's net capital rule. The Company had a ratio of aggregate indebtedness to net capital of approximately 2.98% as of June 30, 2022. Aggregate indebtedness as of June 30, 2022 was $15,095.

Exemptive Provisions

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to advisory services associated with the structuring and placement of insurance-linked securities.

5. Estimated Liabilities

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

6. Coronavirus Disease ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, the Company provides frequent communications to clients, employees, and regulators. The Company's ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to the Company's business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, the Company's business, well into 2022. The Company currently anticipates that its employees will continue to work remotely for the indefinite future.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2022 and September 19, 2022, which is the date the Financial Statement were available to be issued, for possible disclosure and recognition in the Financial Statement. There have not been any subsequent events.